Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY111.40 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on November 14, 2007, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$119,493
Fiscal Agent’s fee, including printing and engraving Bonds	105,000
Printing expenses	50,000
Legal fees and expenses	251,000
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	15,000

Total	$540,493